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02 SEP -6 AM 9:23

# DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6E 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

August 19, 2002

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated August 19, 2002

Enclosed is a copy of our News Release dated August 19, 2002 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President



Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

**DIAMONDS INC.**
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144

August 19, 2002 No. of Pages: 2

**NEWS RELEASE**
**DISCOVERY OF NEW KIMBERLITE, LAC DE GRAS, NWT**

DHK Diamonds Inc. ("DHK"), a private company, the current operator of DHK's Lac de Gras properties (WO claim block), equally owned by Dentonia Resources Ltd. ("DTA"), Horseshoe Gold Mining Inc. ("HSX") and Kettle River Resources Ltd. ("KRR") has been advised by Archon Minerals Limited ("Archon"), the operator of the current exploration program, that to date, four targets have been drill tested, three with negative results, the fourth, however, with positive results.

The fourth target was located by a combination of Falcon data and interpretation of topographical features, and has resulted in the intersection of a **NEW KIMBERLITE**, crater facies.

The discovery drill hole was collared in granite, on a lake shore, drilled at a 47° dip angle, encountered crater facies kimberlite, over a length of 127 ft., from 157 ft. to 284 ft., and was still kimberlited when stopped.

Due to the softness of the kimberlite, which exerted pressure on the drill rods of the heliportable rig, this hole was stopped in kimberlite at 284 ft.

This **NEW KIMBERLITE** is located in a bay of a lake, 2,100 meters or 6,900 ft. west south-west of kimberlites DO27 and DO18, and about 200 meters or 650 ft. north of DO29N, the latter was described as, "a multi-phased system which includes hypabyssal kimberlite dikes, pyroclastic (crater facies) kimberlite and heterolithic kimberlite breccias", and when last tested in 1998, yielded 12 micro-diamonds from a 82kg sample.

The drill core from this **NEW KIMBERLITE** appears to contain indicator minerals and is different in texture from DO29N. Sediment fragments and the texture of the core samples, appear to be similar to some of Ekati and Diavik pipes, suggesting emplacement during the Cretaceous period.

The topographic setting of this **NEW KIMBERLITE** would have impeded down ice dispersion patterns of kimberlite indicated minerals (KIM), emanate from this pipe, perhaps explaining its non-detection to date.

The current exploration program calls for drill testing up to nineteen targets, fifteen remain, with a minimum of one drill hole per target, before prioritizing these targets for further testing.

Currently, the drill rig is being moved to a new target.

The current interest holders are: DHK 55%, Archon 20%, Aber 15%, SouthernEra 10%, with Kennecott retaining a 1% gross overriding royalty. BHP has the right, in the event of a 200 tonne bulk sample of a new discovery, at its cost, to earn a 54.5% interest, to be contributed, pro rata, by the other interest holders.

Yours truly,

DHK DIAMONDS INC.

*"Adolf A. Petancic"*

Adolf A. Petancic
Director/Secretary Treasurer

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

Dhk/release/aug1902

**DENTONIA RESOURCES LTD.**
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

August 22, 2002 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated August 22, 2002

Enclosed is a copy of our News Release dated August 22, 2002 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

**DENTONIA RESOURCES LTD.**
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Email: dentonia@telus.net

August 22, 2002
For Immediate Release

TSX Venture Exchange
Trading Symbol: DTA

## DEBT SETTLEMENT

DENTONIA RESOURCES LTD. (the Company) wishes to advise that it had agreed to settle an outstanding debt of $13,750 with a director by the issuance of 137,500 shares at $0.10 a share.

The Debt Settlement is subject to the approval of TSX Venture Exchange and a hold period of four months.

**DENTONIA RESOURCES LTD.**

***"Adolf A. Petancic"***

Adolf A. Petancic
President

*The TSX Venture Exchange has not reviewed*
*and does not accept responsibility for the adequacy or accuracy of this release.*